Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 3 DATED JUNE 14, 2024

TO THE PROSPECTUS DATED APRIL 12, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. dated April 12, 2024, as supplemented by Supplement No. 1 dated April 15, 2024 and Supplement No. 2 dated May 15, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of July 1, 2024;
●	the calculation of our May 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	an update to our executive officers; and
●	updated experts information.

●             JULY 1, 2024 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2024 (and redemptions as of June 30, 2024) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.6091
Class S	7.6091
Class D	7.6091
Class I	7.6091
Class E	7.6091

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2024. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MAY 31, 2024 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2024 and April 30, 2024:

	As of
(in thousands)	May 31, 2024	April 30, 2024
Investments in residential properties	$1,926,900	$1,802,200
Investments in industrial properties	1,773,250	1,715,150
Investments in retail properties	683,850	683,700
Investments in office properties	491,700	496,250
Investments in other properties (1)	58,950	58,750
Total investment in real estate properties	4,934,650	4,756,050
Investments in real estate debt and securities	397,533	396,899
Investments in unconsolidated joint venture partnerships	216,248	215,153
DST Program Loans	116,100	110,542
Total investments	5,664,531	5,478,644
Cash and cash equivalents	25,449	16,667
Restricted cash	4,302	4,329
Other assets	64,277	63,277
Line of credit, term loans and mortgage notes	(2,154,106)	(1,962,814)
Financing obligations associated with our DST Program	(1,293,969)	(1,266,156)
Other liabilities	(94,937)	(81,822)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,312)	(3,315)
Noncontrolling interests in consolidated joint venture partnerships	(6,550)	(6,210)
Aggregate Fund NAV	$2,205,685	$2,242,600
Total Fund Interests outstanding	289,876	292,027

(1)	Includes self-storage properties.

The following table sets forth the NAV per Fund Interest as of May 31, 2024 and April 30, 2024:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of May 31, 2024
Monthly NAV	$2,205,685	$215,618	$359,055	$50,362	$478,144	$351,110	$751,396
Fund Interests outstanding	289,876	28,337	47,188	6,618	62,839	46,144	98,750
NAV Per Fund Interest	$7.6091	$7.6091	$7.6091	$7.6091	$7.6091	$7.6091	$7.6091
As of April 30, 2024
Monthly NAV	$2,242,600	$218,015	$365,140	$51,972	$485,504	$358,766	$763,203
Fund Interests outstanding	292,027	28,389	47,548	6,768	63,221	46,718	99,383
NAV Per Fund Interest	$7.6794	$7.6794	$7.6794	$7.6794	$7.6794	$7.6794	$7.6794

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of May 31, 2024, we estimated approximately $64.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of May 31, 2024, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Residential	Industrial	Retail	Office	Other	Weighted-Average Basis
Exit capitalization rate	5.3%	5.8%	6.5%	7.1%	5.6%	5.9%
Discount rate / internal rate of return	7.0%	7.3%	7.3%	8.5%	7.6%	7.3%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Residential	Industrial	Retail	Office	Other	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.1%	3.0%	2.3%	2.6%	2.8%	2.9%
	0.25% increase	(2.8)%	(2.8)%	(2.1)%	(2.4)%	(2.6)%	(2.7)%
Discount rate (weighted-average)	0.25% decrease	2.0%	2.0%	1.9%	2.1%	1.9%	2.0%
	0.25% increase	(1.9)%	(2.0)%	(1.8)%	(2.0)%	(1.9)%	(1.9)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of May 31, 2024, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of June 1, 2024, we had raised gross proceeds of approximately $322.5 million from the sale of approximately 36.7 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $54.1 million. As of June 1, 2024, approximately $9.68 billion in shares remained available for sale pursuant to this offering, including approximately $1.45 billion in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of May 31, 2024, our consolidated investments include 101 real estate properties totaling approximately 20.6 million square feet located in 33 markets throughout the U.S., which were 95.2% leased.

As of May 31, 2024, our leverage ratio was 38.2% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

Quarter-to-date through May 31, 2024, we raised gross proceeds of approximately $90.5 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $3.4 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for April and May, which were redeemed in full on May 1, 2024 and June 1, 2024, respectively, was $51.8 million.

The following table sets forth the total returns for the periods ended May 31, 2024:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.92)%	(6.72)%	(9.41)%	5.46%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.56)	(3.45)	(6.24)	5.57
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.92)	(6.72)	(9.41)	5.46
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.56)	(3.45)	(6.24)	5.57
Class D Share Total Return (3)	(0.51)	(3.21)	(5.67)	5.79
Class I Share Total Return (3)	(0.49)	(3.11)	(5.44)	6.17
Class E Share Total Return (3)	(0.49)	(3.11)	(5.44)	6.20

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             UPDATE TO EXECUTIVE OFFICERS

The following disclosure updates the disclosure in the “Management—Directors and Executive Officers” section of the Prospectus and all other similar disclosure.

Changes to our Executive Officers

On May 30, 2024, Ms. Lainie Minnick informed the Company that she will step down as the Company’s Partner, Head of Debt Capital Markets for personal reasons. The Company and Ms. Minnick have determined that Ms. Minnick’s resignation will be effective as of October 4, 2024. Ms. Minnick will remain with the Company until the effective date of her resignation to assist with this transition.

●             EXPERTS

The statements included in this Supplement under the section titled “May 31, 2024 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.